Filed Pursuant to Rule 424(b)(3)

File No. 333-298808

PROSPECTUS SUPPLEMENT NO. 6

(to Prospectus dated September 17, 2026)

CDT EQUITY INC.

33,649 Shares of Common Stock

This prospectus supplement supplements the prospectus dated September 17, 2026 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-298808). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 9, 2026 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus relates to the offer and resale of shares (the “Shares”) of our common stock, par value $0.0001 per share (the “Common Stock”), consisting of (i) up to 731 shares of Common Stock (the “Warrant Shares”) underlying common stock purchase warrants (the “Warrants”) issued to J.J. Astor & Co. (the “Lender”); (ii) 7,046 shares of Common Stock (the “Conversion Shares”) issuable to the Lender pursuant to the senior secured convertible promissory note, dated June 11, 2026, as amended and restated on July 31, 2026 and August 3, 2026, in $2,536,650 aggregate principal amount and an additional $541,620 senior secured convertible promissory note issued to the Lender on August 31, 2026 (collectively, the “Notes”); (iii) 64 shares of Common Stock issued to EX-ANIMO Ltd. (“EX-ANIMO”) on July 24, 2026 for certain consulting services; (iv) 50 shares of Common Stock issued to Maxim Partners LLC on July 30, 2026 as consideration for services provided to the Company; (v) 62 shares of Common Stock issued to Ian Burton on July 30, 2026 as consideration for services provided to the Company; (vi) 24,262 shares of Common Stock issued to shareholders of Sarborg Limited, a Cayman Islands company (“Sarborg”), pursuant to a Securities Purchase Agreement, dated July 30, 2026; (vii) 67 shares of Common Stock issued to NJS Foresight Bio-Advisory LLC (“NJS”) on July 31, 2026 as consideration for services provided to the Company; (viii) 67 shares of Common Stock issued to Thesprogen, PC (“Thesprogen”) on July 31, 2026 as consideration for services provided to the Company; and (ix) 1,300 shares of Common Stock issued to Sarborg pursuant to Amendment No. 1, dated August 31, 2026, to the Securities Purchase Agreement, dated February 19, 2026 (the “Amendment”).

We are registering the Shares on behalf of the Selling Stockholders to be offered and sold by them from time to time. We are not selling any securities under this prospectus and will not receive any proceeds from the sale of our Common Stock by the Selling Stockholders in the offering described in this prospectus. The Selling Stockholders may sell any, all or none of the Shares offered by this prospectus. For more information, see “Use of Proceeds.”

The Selling Stockholders, or their respective transferees, pledgees, donees or other successors-in-interest, may offer or sell the Shares from time to time in a number of different ways and at varying prices, including through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. See “Plan of Distribution” on page 108 of this prospectus for more information about how the Selling Stockholders may sell or dispose of the Shares being registered pursuant to this prospectus.

This prospectus describes the general manner in which the Shares may be offered and sold. When the Selling Stockholders sell Shares under this prospectus, we may, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. We urge you to read carefully this prospectus, any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement before you make your investment decision.

On November 2, 2026, the Company filed a certificate of amendment to the Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of Delaware to effectuate a 1-for-20 reverse stock split (the “Reverse Stock Split”) of the outstanding shares of the Company’s Common Stock. Effective November 5, 2026 at 5:00 p.m. Eastern Time, every 20 shares of our Common Stock issued and outstanding immediately prior to the filing and effectiveness of our Certificate of Amendment were automatically combined and converted (without any further act) into one fully paid and non-assessable share of Common Stock. No fractional shares were issued as a result of the Reverse Stock Split. Stockholders of record who would otherwise be entitled to receive a fractional share of Common Stock received a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price per share of our Common Stock (as adjusted for the Reverse Stock Split) on The Nasdaq Capital Market on November 5, 2026.

All financial information, share numbers, option numbers, warrant numbers, other derivative security numbers and exercise prices appearing in this prospectus supplement have been adjusted to give effect to the Reverse Stock Split, except where otherwise stated.

Our Common Stock is traded on The Nasdaq Capital Market under the trading symbol “CDT.” On November 6, 2026, the last reported sale price of our Common Stock on The Nasdaq Capital Market was $1.31.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section entitled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 9, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2026

CDT Equity Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41245	87-3272543
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

4851 Tamiami Trail North, Suite 200, Naples, FL	34103
(Address of principal executive offices)	(Zip Code)

(646) 491-9132

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	CDT	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock	CDTTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On November 5, 2026, Dr. Andrew Regan, the former CEO of CDT Equity Inc. (the “Company”), delivered a letter to the Company’s Board of Directors (the “Board”) as a significant stockholder of the Company, through his own shareholding and his beneficial ownership of Corvus Capital Limited (“Corvus”) and Manoira Limited. The letter, on behalf of Corvus, stated that, absent a proposal from the Board, Corvus intends to make a non-binding proposal to acquire all of the outstanding common stock of the Company at a price of $2.00 per share, representing a 96.3% premium, on a post-split basis, to the closing price of the Company’s common stock on November 4, 2026 (the “Proposal”).

The Board intends to form a special committee of independent directors (the “Special Committee”) and will delegate full authority to the Special Committee to consider, negotiate, and vote upon the Proposal. It will also consider any other proposed transaction, as well as any strategic alternatives that may be put forth with regard to the Proposal. The Special Committee will consider the Proposal and undertake the actions deemed necessary and appropriate to properly consider the Proposal.

Other than the intent indicated in the letter, the Special Committee has not received any definitive terms of the Proposal and has not made any decision with respect to the Proposal. The Company and the Special Committee do not undertake any obligation to provide any updates with respect to the Proposal or any other transaction, except as required by applicable law or other regulatory requirements. There can be no assurance that any transaction will result from the Special Committee’s evaluation of the Proposal or, if so, the timing, terms, and conditions of such transaction.

Forward-Looking Statements

This Current Report includes forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “will,” “would,” “may,” “could,” “intends,” “expects,” or the negative of such terms, or other comparable terminology, and include statements about the Proposal, the Special Committee’s review and consideration of the Proposal and the timing thereof, and the terms of any related transaction and the timing thereof. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors. These forward-looking statements and such risks, uncertainties, and other factors speak only as of the date of this Current Report, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, or to reflect any change in the Company’s expectations with regard thereto or any other change in events, conditions, or circumstances on which any such statement is based, except to the extent otherwise required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CDT EQUITY INC.

November 9, 2026	By:	/s/ James Bligh
	Name:	James Bligh
	Title:	Chief Executive Officer and Chief Financial Officer